Filed by Pinnacle Foods Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Pinnacle Foods Inc.
Commission File No.: 001-35844

The following communication was first made available to investors on June 27, 2018.

CONAGRA Pinnacle CONAGRA BRANDS TO ACQUIRE PINNACLE FOODS Combines Two Growing Portfolios of Iconic Brands PINNACLE FOODS Best-in-class total shareholder returns since IPO: Up ~275% More than 6x S&P 500 Packaged Foods & Meat Index1  Created the leading frozen health and wellness brand: $1B+ in sales Demonstrated track record of gross margin expansion: ~400bps adjusted gross profit3 improvement (2012-2017) Significant value creation through disciplined M&A Committed to returning capital to shareholders: Dividend per share CAGR of more than 20% since IPO THE TRANSACTION $68.00 per Pinnacle Foods share ~23% premium2 Ability to participate in synergies and upside value creation: $43.11 per share in cash 0.6494 shares  in Conagra common stock Transaction Multiple: ~17X LTM adjusted EBITDA4 ~16X 2018E adjusted EBITDA4 1) TSR compares IPO price to offer price and assumes reinvestment of dividends per FactSet 2) based on 4/19/18 unaffected share price 3) Adjusted Gross Profit represents gross profit before accelerated depreciation related to restructuring activities, certain non-cash items, acquisition, merger and other restructuring charges and other adjustments. 4) Adjusted EBITDA represents earnings before interest expense, taxes, depreciation and amortization (“EBITDA”), further adjusted to exclude certain non-cash items, non-recurring items and certain other adjustment items permitted in calculating Covenant Compliance EBITDA under the Senior Secured Credit Facility and the indentures governing the Senior Notes. Adjusted EBITDA does not include adjustments for equity-based compensation and certain other adjustments related to acquisitions, both of which are permitted in calculating Covenant Compliance EBITDA. Note on Forward-Looking Statements This document contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Readers of this document should understand that these statements are not guarantees of performance or results. Many factors could affect our actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this document. These risks and uncertainties include, among other things: the failure to obtain Pinnacle Foods shareholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; the ability and timing to obtain required regulatory approvals and satisfy other closing conditions for the pending divestiture of our Del Monte processed fruit and vegetable business in Canada; our ability to achieve the intended benefits of recent and pending acquisitions and divestitures, including the recent spin-off of our Lamb Weston business; the continued evaluation of the role of our Wesson oil business; general economic and industry conditions; our ability to successfully execute our long-term value creation strategy; our ability to access capital on acceptable terms or at all; our ability to execute our operating and restructuring plans and achieve our targeted operating efficiencies from cost-saving initiatives and to benefit from trade optimization programs; the effectiveness of our hedging activities and our ability to respond to volatility in commodities; the competitive environment and related market conditions; our ability to respond to changing consumer preferences and the success of our innovation and marketing investments; the ultimate impact of any product recalls and litigation, including litigation related to the lead paint and pigment matters; actions of governments and regulatory factors affecting our businesses, including the ultimate impact of recently enacted U.S tax legislation and related regulations or interpretations; the availability and prices of raw materials, including any negative effects caused by inflation or weather conditions; risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges; the costs, disruption, and diversion of management’s attention associated with campaigns commenced by activist investors; and other risks described in our reports filed from time to time with the Securities and Exchange Commission. We caution readers not to place undue reliance on any forward-looking statements included in this document, which speak only as of the date of this document. We undertake no responsibility to update these statements, except as required by law. Additional Information and Where to Find It In connection with the proposed transaction, Conagra Brands will file a registration statement on Form S-4 with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Pinnacle Foods. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Pinnacle Foods at its website, www. pinnaclefoods.com, or by contacting the Pinnacle Foods Investor Relations department at 1-973-541-8629, or from Conagra Brands at its website, www.conagrabrands.com, or by contacting the Conagra Brands Investor Relations department at 1-312-549-5002. Participants in Solicitation Conagra Brands and Pinnacle Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Conagra Brands’ participants is set forth in the proxy statement, filed August 11, 2017, for Conagra Brands’ 2017 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning Pinnacle Foods’ participants is set forth in the proxy statement, filed April 20, 2018, for Pinnacle Foods’ 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.